

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2019

Christian Gormsen
Chief Executive Officer
Eargo, Inc.
1600 Technology Drive, 6th Floor
San Jose, CA 95110

> **Re:**   **Eargo, Inc.**
> **Draft Registration Statement on Form S-1**
> **Exhibit No. 10.9**
> **Submitted November 8, 2019**
> **CIK No. 0001719395**

Dear Mr. Gormsen:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance